SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the period April 1, 2004 to June 30, 2004

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street

Herzliya, 46722 Israel

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  [X]        Form 40-F  [    ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  [    ]    No  [X]

Explanatory Note

Attached is:

1. Press Release, released publicly on July 29, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ Robert C. Aldworth
Name:	Robert C. Aldworth
Title:	Chief Financial Officer

Dated: August 6, 2004

EXHIBIT 1

Jacada Reports Financial Results for the 2004 Second Quarter

ATLANTA, July 29, 2004 – Jacada Ltd. (Nasdaq: JCDA), a leading provider of business process improvement software, today reported financial results for the 2004 second quarter.

Total revenues for the 2004 second quarter were $4.9 million, compared to $5.0 million in the 2004 first quarter and $5.1 million in the second quarter of 2003. Software and products revenues were $1.3 million in the 2004 second quarter, compared to $1.3 million in the 2004 first quarter and $2.1 million in the second quarter of 2003. Service and maintenance revenues were $3.6 million in the 2004 second quarter, compared to $3.7 million in the 2004 first quarter and $3.0 million in the second quarter of 2003.

Gross profit for the 2004 second quarter was $3.7 million, or 75% of total revenues, compared to $3.8 million, or 76% of total revenues, in the 2004 first quarter. Operating loss for the 2004 second quarter was $2.1 million, including $0.5 million of non-recurring charges, compared to $1.7 million, including $0.3 million of non-recurring charges, in the 2004 first quarter. Net loss for the second quarter, after financial income, was $1.9 million, or $0.10 per share, compared to a net loss of $1.5 million, or $0.08 per share, in the 2004 first quarter. In the second quarter of 2003, Jacada reported gross profit of $4.2 million, or 82% of total revenues, an operating loss of $0.8 million, and a net loss of $0.4 million, or $0.02 per share.

At the end of the 2004 second quarter, Jacada’s cash and investments totaled $41.1 million.

During the second quarter, Jacada launched its next-generation product offering, Jacada Fusion, a first-to-market solution that delivers “The Perfect Interaction” among people, process, and information. The new solution reduces the complexity that users experience when dealing with multiple, complex, disparate applications at their desktop computers.

Jacada Fusion combines several sophisticated technologies into one offering, providing desktop integration to almost any computing platform in the corporate world. Management of the Company believes that Jacada Fusion can provide a compelling return on investment within months, where the alternative solutions represent a multi-year, multi-million-dollar investment.

“The feedback on Jacada Fusion from industry analysts, customers and prospects is extremely encouraging,” said Gideon Hollander, CEO of Jacada. “We are hearing directly and from these sources that virtually every enterprise suffers from multiple, disparate applications and that there is a tremendous need to solve this problem.”

Jacada Fusion can change the way enterprises perform even the simplest tasks – eliminating the need to re-key data, cutting down requirements for customers to repeat information, and dramatically reducing employee training time.

“Our efforts are now focused intently on execution and developing sales and revenues from the new products,” said Hollander. “Our post-launch activities are generating many sales opportunities, which we anticipate will start to be recognized by year end and into 2005.”

“We are extremely pleased with the reception Jacada Fusion has had in the market and with the market potential. With Jacada Fusion, we have the potential to change the way corporate users interact with applications. We are confident that our investments in technology development and acquisition will ultimately deliver additional sales and revenue growth for Jacada,” added Hollander.

Jacada will hold a teleconference at 10:30 a.m. Eastern time today. To participate in the teleconference, call 1-888-470-0905. International callers should call 303-262-0087. The teleconference will also be available via Webcast at www.jacada.com (under “Investors”) or www.fulldisclosure.com.

Jacada’s website will also host an archive of the call for a minimum of 30 days. A telephone replay has been scheduled for six days beginning at 1:30 p.m. EDT on July 29. To access the replay, dial toll-free 1-800-475-6701, or for international callers dial 320-365-3844, and provide Access Code 738013.

About Jacada - Jacada Ltd. provides software solutions for accelerating business process improvement through a full range of integration, Web-to-host, and legacy access solutions. Jacada conforms to any architecture style including J2EE, .NET, and Web Services and is the preferred and certified legacy connection solution for BEA, Computer Associates, Oracle, PeopleSoft, SeeBeyond, and Siebel Systems. Jacada solutions are in use today at major corporations and government organizations such as AIG, Bank of America, Caterpillar, Delta Air Lines, The Federal Reserve Bank, Porsche Cars North America, Prudential, and the US Department of Interior. Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy (including the development of its products and services); and (iv) the expected costs and benefits of the Company’s R&D consolidation plans. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,”

“expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company’s Form 20-F and other Statements filed with the Securities and Exchange Commission.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

Jacada Contacts:

Ann Conrad

770-352-1310 ext 382

aconrad@jacada.com

and

Phil Bourdillon

Silverman Heller Associates

310-208-2550

bourdillon@sha-ir.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2004	December 31, 2003
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,014	$9,845
Marketable securities	13,954	6,638
Trade receivables (net of allowance for doubtful accounts of $ 301 and $ 234 at June 30, 2004 and December 31, 2003, respectively)	2,471	2,759
Other current assets	392	561

Total current assets	21,831	19,803

LONG-TERM INVESTMENTS:
Marketable securities	22,139	25,310
Severance pay fund	791	758
Long-term other assets	88	61

Total long-term investments	23,018	26,129

PROPERTY AND EQUIPMENT, NET	1,498	1,874

OTHER ASSETS, NET:
Technology	709	865
Other intangibles	59	86

Total other assets, net	768	951

GOODWILL	4,630	4,630

Total assets	$51,745	$53,387

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	June 30, 2004	December 31, 2003
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$868	$515
Deferred revenues	4,779	3,348
Accrued expenses and other liabilities	3,700	3,776

Total current liabilities	9,347	7,639

LONG-TERM LIABILITIES:
Accrued severance pay	1,253	1,189
Accrued expenses	18	55

Total long-term liabilities	1,271	1,244

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 30,000,000 shares as of June 30, 2004 and December 31, 2003; Issued and outstanding: 19,306,376 and 19,033,778 shares as of June 30, 2004 and December 31, 2003, respectively	56	55
Additional paid-in capital	69,685	69,277
Accumulated other comprehensive income	(278)	111
Accumulated deficit	(28,336)	(24,939)

Total shareholders’ equity	41,127	44,504

	$51,745	$53,387

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2003
	2004	2003	2004	2003
	Unaudited
Revenues:
Software and products	$2,634	$4,300	$1,335	$2,091	$8,354
Services	2,982	2,202	1,448	1,237	4,704
Maintenances	4,239	3,693	2,087	1,808	7,504

Total revenues	9,855	10,195	4,870	5,136	20,562

Cost of revenues:
Software and products	43	182	37	72	534
Services	1,797	1,151	879	594	2,384
Maintenances	554	557	284	281	1,110

Total cost of revenues	2,394	1,890	1,200	947	4,028

Gross profit	7,461	8,305	3,670	4,189	16,534

Operating expenses:
Research and development	2,770	2,716	1,359	1,407	5,620
Sales and marketing	5,247	4,790	2,693	2,348	9,386
General and administrative	2,470	2,433	1,267	1,206	4,714
Restructuring and other	747	—	460	—	—

Total operating expenses	11,234	9,939	5,779	4,961	19,720

Operating loss	(3,773)	(1,634)	(2,109)	(772)	(3,186)
Financial income, net	376	642	200	411	1,037

Net loss	$(3,397)	$(992)	$(1,909)	$(361)	$(2,149)

Basic and diluted net loss per share	$(0.18)	$(0.05)	$(0.10)	$(0.02)	$(0.11)

Weighted average number of shares used in computing basic and diluted net loss per share	19,249,985	18,995,895	19,293,910	19,003,310	19,011,435